                                                           --------------------
                                                               OMB APPROVAL
                                                           --------------------
                                                           OMB Number 3235-0145
                                 UNITED STATES             Expires:   31-Aug-91
                      SECURITIES AND EXCHANGE COMMISSION   Estimated Average
                            WASHINGTON, D.C. 20549         burden hours per
                                                           response
                                                           --------------------
                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                            (Amendment No.      )*



                       AMVESCAP PLC (formerly Invesco PLC)
              ---------------------------------------------------
                               (Name of Issuer)




              Ordinary Shares of Twenty-Five Pence Each Fully Paid
              ----------------------------------------------------
                        (Title of Class of Securities)




                                      N/A
                   -----------------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (10-88)
                                     Page 1

CUSIP NO.    N/A                        13G                             PAGE 2
         ---------------------

  (1)     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Advent VII L.P.                                   04-3181563
          Advent VI L.P.                                    51-0309893
          Advent Industrial II L.P.                         51-0314268
          Advent New York L.P.                              04-3095408
          Advent Atlantic and Pacific L.P.                  04-2928123
          Advent Atlantic and Pacific II L.P.               04-3123521
          TA Venture Investors L.P.                         04-3068354
          TA Associates Management L.P.                     04-3205796

-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ X ]
                                                                    (B)   [   ]

-------------------------------------------------------------------------------
  (3)     SEC USE ONLY

-------------------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Advent VII L.P.                                   Delaware
          Advent VI L.P.                                    Delaware
          Advent Industrial II L.P.                         Delaware
          Advent New York L.P.                              Delaware
          Advent Atlantic and Pacific L.P.                  Delaware
          Advent Atlantic and Pacific II L.P.               Delaware
          TA Venture Investors L.P.                         Massachusetts
          TA Associates Management L.P.                     Massachusetts

-------------------------------------------------------------------------------
                (5)     SOLE VOTING POWER

                        Advent VII L.P.                             27,887,220
                        Advent VI L.P.                              17,161,255
                        Advent Industrial II L.P.                    4,140,095
                        Advent New York L.P.                         2,788,635
                        Advent Atlantic and Pacific L.P.             2,788,635
                        Advent Atlantic and Pacific II L.P.         11,497,980
                        TA Venture Investors L.P.                      804,447
                        TA Associates Management L.P.                   72,394

  NUMBER OF     ---------------------------------------------------------------
   SHARES       (6)     SHARED VOTING POWER
 BENEFICIALLY                          N/A
  OWNED BY      ---------------------------------------------------------------
    EACH        (7)     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            Advent VII L.P.                             27,887,220
                        Advent VI L.P.                              17,161,255
                        Advent Industrial II L.P.                    4,140,095
                        Advent New York L.P.                         2,788,635
                        Advent Atlantic and Pacific L.P.             2,788,635
                        Advent Atlantic and Pacific II L.P.         11,497,980
                        TA Venture Investors L.P.                      804,447
                        TA Associates Management L.P.                   72,394
                ---------------------------------------------------------------
                (8)     SHARED DISPOSITIVE POWER
                                       N/A
-------------------------------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Advent VII L.P.                                           27,887,220
          Advent VI L.P.                                            17,161,255
          Advent Industrial II L.P.                                  4,140,095
          Advent New York L.P.                                       2,788,635
          Advent Atlantic and Pacific L.P.                           2,788,635
          Advent Atlantic and Pacific II L.P.                       11,497,980
          TA Venture Investors L.P.                                    804,447
          TA Associates Management L.P.                                 72,394
-------------------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

-------------------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Advent VII L.P.                                                4.52%
          Advent VI L.P.                                                 2.78%
          Advent Industrial II L.P.                                      0.67%
          Advent New York L.P.                                           0.45%
          Advent Atlantic and Pacific L.P.                               0.45%
          Advent Atlantic and Pacific II L.P.                            1.86%
          TA Venture Investors L.P.                                      0.13%
          TA Associates Management L.P.                                  0.01%
-------------------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*

          Each entity is a Limited Partnership
------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                    PAGE 3

ITEM 1(a)           NAME OF ISSUER: AMVESCAP PLC (formerly Invesco PLC)


ITEM 1(b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                    11 Devonshire square
                    London EC2M 4YR ENGLAND
                                    -------

ITEM 2(a)           NAME OF PERSON FILING:
                    Advent VII L.P.
                    Advent VI L.P.
                    Advent Industrial II L.P.
                    Advent New York L.P.
                    Advent Atlantic and Pacific L.P.
                    Advent Atlantic and Pacific II L.P.
                    TA Venture Investors L.P.
                    TA Associates Management L.P.

ITEM 2(b)           ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                    c/o TA Associates
                    125 High Street, Suite 2500
                    Boston, MA 02110

ITEM 2(c)           CITIZENSHIP: Not Applicable

ITEM 2(d) TITLE AND CLASS OF SECURITIES: Ordinary Shares of Twenty-Five Pence Each Fully Paid

ITEM 2(e)           CUSIP NUMBER: N/A

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4              OWNERSHIP
ITEM 4(a)           AMOUNT BENEFICIALLY OWNED:                   ORDINARY SHARES
                                                                 ---------------
                    Advent VII L.P.                                 27,887,220
                    Advent VI L.P.                                  17,161,255
                    Advent Industrial II L.P.                        4,140,095
                    Advent New York L.P.                             2,788,635
                    Advent Atlantic and Pacific L.P.                 2,788,635
                    Advent Atlantic and Pacific II L.P.             11,497,980
                    TA Venture Investors L.P.                          804,447
                    TA Associates Management L.P.                       72,394

ITEM 4(b)           PERCENT OF CLASS                                 PERCENTAGE
                                                                     ----------
                    Advent VII L.P.                                      4.52%
                    Advent VI L.P.                                       2.78%
                    Advent Industrial II L.P.                            0.67%
                    Advent New York L.P.                                 0.45%
                    Advent Atlantic and Pacific L.P.                     0.45%
                    Advent Atlantic and Pacific II L.P.                  1.86%
                    TA Venture Investors L.P.                            0.13%
                    TA Associates Management L.P.                        0.01%

ITEM 4(c)           NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                    (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:   ORDINARY SHARES
                                                                 ---------------
                    Advent VII L.P.                                 27,887,220
                    Advent VI L.P.                                  17,161,255
                    Advent Industrial II L.P.                        4,140,095
                    Advent New York L.P.                             2,788,635
                    Advent Atlantic and Pacific L.P.                 2,788,635
                    Advent Atlantic and Pacific II L.P.             11,497,980
                    TA Venture Investors L.P.                          804,447
                    TA Associates Management L.P.                       72,394

                    (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE:        N/A
                    (iii) SOLE POWER TO DISPOSE OR DIRECT
                    THE DISPOSITION:                             ORDINARY SHARES
                                                                 ---------------
                    Advent VII L.P.                                 27,887,220
                    Advent VI L.P.                                  17,161,255
                    Advent Industrial II L.P.                        4,140,095
                    Advent New York L.P.                             2,788,635
                    Advent Atlantic and Pacific L.P.                 2,788,635
                    Advent Atlantic and Pacific II L.P.             11,497,980
                    TA Venture Investors L.P.                          804,447
                    TA Associates Management L.P.                       72,394

                    (iv) SHARED POWER TO DISPOSE OR DIRECT
                    THE DISPOSITION                                      N/A

ITEM 5              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6              OWNERSHIP OF MOR THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON: Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM 8              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                    This Schedule 13G is filed pursuant to Rule 13d-1(c). For the agreement of group members to a joint filing, see below.

ITEM 9              NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10             CERTIFICATION: Not Applicable



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VII L.P., Advent VI L.P., Advent Industrial II L.P., Advent New York L.P., Advent Atlantic & Pacific L.P., Advent Atlantic & Pacific II L.P., TA Venture Investors Limited Partnership and TA Associates Management L.P., hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of AMVESCAP PLC.

Dated:

ADVENT VII L.P.
By: TA Associates VII L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT VI L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT INDUSTRIAL II L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT NEW YORK L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT ATLANTIC AND PACIFIC L.P.
By: TA Associates AAP Venture L.P., its General Partner
By: TA Associates AAP L.P.
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT ATLANTIC AND PACIFIC II L.P.
By: TA Associates AAP II Partners L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------
   Katherine S. Cromwell, Managing Director


TA VENTURE INVESTORS L.P.

By:
   --------------------------------------------
   Katherine S. Cromwell, Managing Director


TA ASSOCIATES MANAGEMENT L.P.
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------
   Katherine S. Cromwell, Managing Director